DO 2/25/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH

SECUR 13011433 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cognitive Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 1620
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Parejko (312) 431-0400

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DO 2/27/13

OATH OR AFFIRMATION

I, Arthur Margulis, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Cognitive Capital LLC**, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Cognitive Capital LLC
(an Illinois Limited Liability Company)

Statement of Financial Condition

DECEMBER 31, 2012

Schultz and Chez, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cognitive Capital LLC
(an Illinois Limited Liability Company)

Statement of Financial Condition

DECEMBER 31, 2012

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cognitive Capital LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Cognitive Capital LLC as of December 31, 2012, and the related notes that you are filing pursuant to Rule 17a-5, under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cognitive Capital LLC as of December 31, 2012, accordance with accounting principles generally accepted in the United States of America.

Chicago, Illinois
January 29, 2013

Schultz & Chez, LLP

Cognitive Capital LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	3,758,898
Certificate of deposit		50,000
Due from clearing broker		29,416,859
Equities owned, at market		61,452,723
Dividends receivable		103,289
Furniture and equipment, net		917,267
Other assets		148,290
TOTAL ASSETS	$	95,847,326

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Equities sold, not yet purchased	$	61,306,578
Dividends payable		75,721
Accounts payable and accrued expenses		1,811,520
Deferred rent		355,513
Total Liabilities		63,549,332
Members' Equity		32,297,994
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	95,847,326

See accompanying notes.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

(1) NATURE OF BUSINESS

Cognitive Capital LLC (the "Company") engages in trading strategies primarily involving equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Cash and cash equivalents consist of cash deposits and money market instruments held in banks.

Securities owned and securities sold, not yet purchased, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated methods. At December 31, 2012, accumulated depreciation was $1,806,203.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the members.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2012.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *COMMITMENTS*

The Company leases office space under an operating lease that expires on December 31, 2017. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2012, the minimum annual rental commitments under the lease, inclusive of certain stated expenses, are as follows:

	Amount
Year ending December 31	
2013	$ 273,974
2014	354,981
2015	360,506
2016	366,031
2017	371,556
Total	$ 1,727,048

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $50,000. A bank certificate of deposit owned by the company collateralizes the letter of credit.

(4) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2012, a credit concentration with its clearing broker consisted of approximately $29 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company maintains its cash at a financial institution located in Chicago. At December 31, 2012, the Company's cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $3,500,000.

(5) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair value of options are reflected on the statement of financial condition. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2012.

LIABILITIES	
Futures Contracts	
Indices	$ (15,370)
Total unrealized gain on open futures contracts	$ (15,370)
Net unrealized gain (loss) on open futures contracts*	$ (15,370)

* This amount is a component of "Due from clearing broker" on the Statement of Financial Condition.

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

(5) DERIVATIVE INSTRUMENTS (CONTINUED)

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

(6) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2012, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(7) *REGULATORY MATTERS*

As a registered broker/dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $14,589,801 which exceeded requirements by $14,445,332 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(8) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through January 29, 2013, which is the date the financial statement was available to be issued.

During the period January 1, 2013 through January 29, 2013, members made capital withdrawals of $2,257,413